ONTARIO CANADA

MINISTRY OF NORTHERN DEVELOPMENT AND MINES
PROVINCIAL MINING RECORDER'S OFFICE

Mining Land Tenure Map

Date / Time of Issue: Fri Jul 02 09:07:02 EDT 2004

TOWNSHIP / AREA **ASQUITH**

PLAN **G-3206**

ADMINISTRATIVE DISTRICTS / DIVISIONS

Mining Division	Larder Lake
Land Titles/Registry Division	SUDBURY
Ministry of Natural Resources District	TIMMINS



475000E
480000E
485000E
5270000N
5265000N
5260000N
Oddar Lake
Frith Lake
Speed Lake
Eplett Lake
Cryderman Lake
Chlorus Lake
Forsey Lake
Hassett Lake
TRS4040
TRS8049
Rebecca Lake
West Shining Tree Lake
Nora Lake
Clark Lake
Chlorus Creek
Caswell Lake
Property
TRS3791
WL-2/96
MR34833
TRS3638
4480
4481
4483
Jesse James Creek
Macdonald Lake
Stewart Lake
TRS2406
Caput Lake
TRS3527
TRS3529
TRS3528
TRS2461
TRS2407
TRS3664
Seager Creek
Granite Lake
Seager Lake
Allin Lake
Lower Opikinimika Lake
Papoose Lake
Tetrapus Lake
Little Papoose Lake
4518
W91/81
W-3/78

TOPOGRAPHIC

- Administrative Boundaries
- Township
- Concession, Lot
- Provincial Park
- Indian Reserve
- Cliff, Pit & Pile
- Contour
- Mine Shafts
- Mine Headframe
- Railway
- Road
- Trail
- Natural Gas Pipeline
- Utilities
- Tower



Land Tenure

Freehold Patent
- Surface And Mining Rights
- Surface Rights Only
- Mining Rights Only

Leasehold Patent
- Surface And Mining Rights
- Surface Rights Only
- Mining Rights Only

Licence of Occupation
- Uses Not Specified
- Surface And Mining Rights
- Surface Rights Only
- Mining Rights Only

- Land Use Permit
- Order In Council (Not open for staking)
- Water Power Lease Agreement

1234567 Mining Claim

1234567 Filed Only Mining Claims

LAND TENURE WITHDRAWALS

1234 Areas Withdrawn from Disposition

Mining Acts Withdrawal Types
- Wsm Surface And Mining Rights Withdrawn
- Ws Surface Rights Only Withdrawn
- Wm Mining Rights Only Withdrawn

Order In Council Withdrawal Types
- W'sm Surface And Mining Rights Withdrawn
- W's Surface Rights Only Withdrawn
- W'm Mining Rights Only Withdrawn

Ns IMPORTANT NOTICES

Scale 1:56938

1km **0km** **3km**

...cial Mining Recorders' Office of the Ministry of Northern Development and Mines for additional ...ot intended for navigational, survey, or land title determination purposes as the information ... and accuracy are not guaranteed. Additional information may also be obtained through the ...rces.

...rovincial Mining Recorders' Office at the time of downloading from the Ministry of Northern

General Information and Limitations

Contact Information:
Provincial Mining Recorders' Office
Willet Green Miller Centre 933 Ramsey Lake Road
Sudbury ON P3E 6B5
Home Page: www.mndm.gov.on.ca/MNDM/MINES/LANDS/mlsmnpge.htm

Toll Free
Tel: 1 (888) 415-9845 ext 57...
Fax: 1 (877) 670-1444

Map Datum: NAD 83
Projection: UTM (6 degree)
Topographic Data Source: Land Information Ontario
Mining Land Tenure Source: Provincial Mining Recorders' Office

This map may not show unregistered land tenure and interests in land including certain patents, leases, easements, right of ways, flooding rights, licences, or other forms of disposition of rights and interest from the Crown. Also certain land tenure and land uses that restrict or prohibit free entry to stake mining claims may not be illustrated.